SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                04 December 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement made on 28 November 2006
             2.  Transaction in Own Shares announcement made on 29 November 2006
             3.  Transaction in Own Shares announcement made on 29 November 2006
             4.  Transaction in Own Shares announcement made on 30 November 2006
             5.  Transaction in Own Shares announcement made on 01 December 2006

Enclosure 1

Tuesday 28 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 276.60 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 337,566,928 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,302,755,720.

Enclosure 2

Wednesday 29 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employee share schemes 243,818 ordinary shares at a minimum price of 146 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.


Following the above transfer, BT Group plc holds 337,323,110 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,302,999,538.

Enclosure 3

Wednesday 29 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 276.60 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 338,323,110 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,301,999,538.

Enclosure 4

Thursday 30 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 283.03 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 339,323,110 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,300,999,538.

Enclosure 5


Friday 1 December 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 285.98 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 339,823,110 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,300,499,538.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 04 December 2006